

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 27 2014



14047737

SEC FILE NUMBER
8- 52878

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC

REPORT FOR THE PERIOD BEGINNING____January 1, 2013____ AND ENDING____December 31, 2013____

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William J. Mayer Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Arch Street, 3rd Floor

                                        (No. and Street)

Greenwich   CT   06830

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Pat Marron~~   ~~516-287-2726~~

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

                            (Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200   Fairfield   NJ   07004

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        [X] Certified Public Accountant

        [ ] Public Accountant

        [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



AFFIRMATION

I, William J. Mayer, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2013 and supplemental schedules pertaining to William J. Mayer Securities, LLC. as of December 31, 2013 are true and correct. I further affirm that neither the Company nor any member has any proprietary interest in any account classified solely as that of a customer.

_____ 1/17/2014
Signature   Date

_____
Title

Subscribed and Sworn to before me

on this 17th day of January, 2014.

_____
Notary Public

CHERLY RENE
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 9/30/2016

WILLIAM J. MAYER SECURITIES, LLC

(S.E.C. NO. 8-52878)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

******

This report is filed as a PUBLIC document in accordance
with Rule 17a-5(e)(3) under the Securities Exchange Act
of 1934.

WILLIAM J. MAYER SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
William J. Mayer Securities, LLC
Greenwich, CT

Report on Financial Statements

We have audited the accompanying statement of financial condition of William J. Mayer Securities, LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of William J. Mayer Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 14, 2014

WILLIAM J. MAYER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Assets:

Cash and cash equivalents	$	22,760
Prepaid allocated expenses		98,644
Other		3,576
Total Assets	$	124,980

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses and other liabilities	$	1,087
Commitments and Contingencies		
Member's Equity		123,893
Total Liabilities and Member's Equity	$	124,980

WILLIAM J. MAYER SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Note A – Organization and Significant Accounting Policies

Nature of Business
William J. Mayer Securities, LLC (the "Company"), was formed on January 6, 2000. On January 14, 2013, the Company became a wholly-owned subsidiary of W.J. Mayer & Co. (the "Parent"), a Delaware corporation. Prior to that time, the Company and the Parent were both owned by William J. Mayer.

The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. ("FINRA") The Company is engaged primarily in the business of public and private placements of asset-backed and mortgage-backed securities and public and private secondary market transactions involving asset-backed and mortgage-backed securities. The Company acts as sole underwriter on a best efforts basis in distributions of asset-backed and mortgage-backed securities and as a non-managing underwriter or selling group participant in best efforts, asset-backed and mortgage-backed issues.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition
Service fees are recognized as earned.

Cash and Cash Equivalents
Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes
The Company is not recognized as an entity separate from its Parent for federal and state income tax purposes and is not a taxpaying entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements.

Subsequent Events
Subsequent events were evaluated through February 14, 2014 which is the date the financial statements were available to be issued.

Note B – Prepaid Allocated Expenses

The Company has an expense-sharing agreement with its Parent, which is responsible for paying the bills of both companies. This prepaid amount is considered a deposit and is refundable to the Company if future expenses are not incurred. The balance at December 31, 2013 was $98,644.

Note C – Clearing Broker and Off Balance Sheet Risk

The Company uses BNY Clearing Services LLC ("BNY") and Duncan Williams, Inc. ("DW") to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis.

Pursuant further to its clearing agreements, customers' money balances and security positions are carried on DW and BNY's books. Under certain conditions, the Company has agreed to indemnify DW and BNY for any related losses, if any, that DW and BNY may sustain. Both DW and BNY monitor collateral on securities transactions to minimize exposure to loss.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $21,673, which was $16,673 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1.

Note E – Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Note F – Commitments and Contingent Liabilities

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparts. The Company has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

Note G - Uncertain Tax Positions

As of December 31, 2013, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2013, accrued interest and penalties associated with uncertain tax positions was zero. For the year ended December 31, 2013, accrued interest and penalties associated with uncertain tax positions is zero.

The Company's owner files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of Connecticut. None of these taxing jurisdictions have active examinations of Company income tax returns.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

To the Member of
William J. Mayer Securities, LLC

In planning and performing our audit of the financial statements of William J. Mayer Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of William J. Mayer Securities, LLC as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 14, 2014.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 14, 2014

WILLIAM J. MAYER SECURITIES, LLC

(S.E.C. NO. 8-52878)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

******

This report is filed as a PUBLIC document in accordance
with Rule 17a-5(e)(3) under the Securities Exchange Act
of 1934.

WILLIAM J. MAYER SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
William J. Mayer Securities, LLC
Greenwich, CT

Report on Financial Statements
We have audited the accompanying statement of financial condition of William J. Mayer Securities, LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of William J. Mayer Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 14, 2014

WILLIAM J. MAYER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Assets:

Cash and cash equivalents	$	22,760
Prepaid allocated expenses		98,644
Other		3,576
Total Assets	$	124,980

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses and other liabilities	$	1,087

Commitments and Contingencies

Member's Equity		123,893
Total Liabilities and Member's Equity	$	124,980

WILLIAM J. MAYER SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Note A – Organization and Significant Accounting Policies

Nature of Business
William J. Mayer Securities, LLC (the "Company"), was formed on January 6, 2000. On January 14, 2013, the Company became a wholly-owned subsidiary of W.J. Mayer & Co. (the "Parent"), a Delaware corporation. Prior to that time, the Company and the Parent were both owned by William J. Mayer.

The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. ("FINRA") The Company is engaged primarily in the business of public and private placements of asset-backed and mortgage-backed securities and public and private secondary market transactions involving asset-backed and mortgage-backed securities. The Company acts as sole underwriter on a best efforts basis in distributions of asset-backed and mortgage-backed securities and as a non-managing underwriter or selling group participant in best efforts, asset-backed and mortgage-backed issues.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition
Service fees are recognized as earned.

Cash and Cash Equivalents
Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes
The Company is not recognized as an entity separate from its Parent for federal and state income tax purposes and is not a taxpaying entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements.

Subsequent Events
Subsequent events were evaluated through February 14, 2014 which is the date the financial statements were available to be issued.

Note B – Prepaid Allocated Expenses

The Company has an expense-sharing agreement with its Parent, which is responsible for paying the bills of both companies. This prepaid amount is considered a deposit and is refundable to the Company if future expenses are not incurred. The balance at December 31, 2013 was $98,644.

Note C – Clearing Broker and Off Balance Sheet Risk

The Company uses BNY Clearing Services LLC ("BNY") and Duncan Williams, Inc. ("DW") to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis.

Pursuant further to its clearing agreements, customers' money balances and security positions are carried on DW and BNY's books. Under certain conditions, the Company has agreed to indemnify DW and BNY for any related losses, if any, that DW and BNY may sustain. Both DW and BNY monitor collateral on securities transactions to minimize exposure to loss.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $21,673, which was $16,673 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1.

Note E – Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Note F – Commitments and Contingent Liabilities

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparts. The Company has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

Note G - Uncertain Tax Positions

As of December 31, 2013, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2013, accrued interest and penalties associated with uncertain tax positions was zero. For the year ended December 31, 2013, accrued interest and penalties associated with uncertain tax positions is zero.

The Company's owner files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of Connecticut. None of these taxing jurisdictions have active examinations of Company income tax returns.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

To the Member of
William J. Mayer Securities, LLC

In planning and performing our audit of the financial statements of William J. Mayer Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of William J. Mayer Securities, LLC as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 14, 2014.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 14, 2014

WILLIAM J. MAYER SECURITIES, LLC

(S.E.C. NO. 8-52878)

SUPPLEMENTAL REPORT ON SIPC-7

DECEMBER 31, 2013

WILLIAM J. MAYER SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

To the Member of
William J. Mayer Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by William J. Mayer Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating William J. Mayer Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). William J. Mayer Securities, LLC's management is responsible for the William J. Mayer Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 14, 2014

WILLIAM J. MAYER SECURITIES, LLC
SUPPLEMENTAL REPORT OF SIPC-7(GENERAL ASSESSMENT FORM)
DECEMBER 31, 2013

General assessment calculated on SIPC-7	$ 2,609
Less: payment made with SIPC-6	(1,582)
Assessment balance due with SIPC-7	$ 1,027